EXHIBIT 23.1

[Letterhead for Moores Rowland Mazars]

Consent Of Independent Auditors

We consent to inclusion in Form 8-K of Telestone Technologies Corporation, formerly known as Milestone Capital, Inc. dated August 23, 2004 in relation to the changes in control of registrant and the completion of acquisition of assets of our report dated June 28, 2004 relating to the combined balance sheets of Success Million International Limited and its subsidiary as of December 31, 2002 and 2003 and the related combined statements of operations, changes in stockholders’ equity and cash flows for the years then ended.

/s/

Moores Rowland Mazars

Chartered Accountants

Certified Public Accountants

Hong Kong

Dated:  August 25, 2004